Exhibit 4.6

RETAINERSHIP AGREEMENT

This Retainership Agreement (“Agreement”) is made and executed at New Delhi on November 21, 2022

BY AND BETWEEN

Azure Power Fifty Two Pvt. Ltd., a company registered and incorporated under the Companies Act, 1956 and having its registered office at 5th Floor, Southern Park, D-II, Saket, New Delhi – 17 (hereinafter referred to as “Azure/ Company”), which expression shall unless repugnant to the context or meaning thereof, be deemed to include its group companies, sister concerns successors and permitted assigns)

AND

Mr. R Narasimhan Iyer, an individual, residing at D 103, Rail Vihar, Sector 15, Part 2, Gurugram - 122001 presently (hereinafter referred to as the “Retainer”)

AZURE and the Retainer shall be individually referred to herein as “Party” and collectively as “Parties”.

WHEREAS, AZURE is engaged in the business of solar power production and related services (“Business”) and is one of the leading solar power developers of the country and having a very good repute and goodwill in the market, built in over a period of time.

AND WHEREAS Azure is in requirement of a Chief Operating Officer (COO) of requisite experience, caliber and qualification who can lead and take care of the following job responsibilities at Azure in accordance with Azure’s requirement:

●	Managing business and project construction at Azure through stakeholder and vendor engagement
●	Driving business excellence cycle from Award to CoD . Cost, Timelines, Safety & Compliance
●	Handover of under construction projects SECI-4, SECI-3 and Assam as per plan to O&M team
●	Project development of new projects M1 & M2 , Wind 120 and Wind Hybrid 150 – (key ordering/ land / kick -off)
●	Leading business functions - Construction, Design & Engineering, Quality, SCM, Security, Administration, SHES, etc
●	Maintain SHES score at 90%
●	Handle team dynamics and help the assigned teams to function well together
●	Reviewing and strengthening the internal controls and processes, bringing in external expertise as needed
●	Building a robust team

AND WHEREAS, the Retainer has met the officials of Azure and Parties agree that Retainer has the requisite experience, and qualifications required by Azure for the services (as defined below) and his services can be provided on a retainership basis in capacity of Chief Operating Officer (COO) to Azure in accordance with the terms thereof for its Business requirements. This position will report into the Chief Executive Officer (CEO) of Azure Power.

NOW THEREFORE, IN CONSIDERATION OF THE MUTUAL COVENANTS AND OBLIGATIONS CONTAINED HEREIN AND SUBJECT TO THE TERMS AND CONDITIONS SET FORTH HEREIN, THE PARTIES HEREBY AGREE AS FOLLOWS:

ARTICLE 1:

1.1 DEFINITIONS:

a)	Business: shall mean and include the business undertaken by Azure whether at present or in future.

b)	Compensation/Retainership Fee: shall mean and include the amount paid by Azure to the Retainer for the services rendered by the Retainer in the manner and quantum as stated in Article 4 (i) a.

c)	Services: shall mean the services related to managing & leading Construction, Project delivery, Land acquisition, operational SCM, Safety, Security & Administration, Quality, D&E and other such services required by the Retainer to Azure in accordance with Azure’s requirement.

1.2 INTERPRETATION

(i)	Words importing the singular number include the plural number and vice versa.

(ii)	The headings in this Agreement are inserted for convenience only and shall be ignored in construing the meaning of this Agreement.

(iii)	Any reference to any statutory enactment shall be deemed to include a reference to such enactment as re-enacted, modified or amended.

ARTICLE 2: TERMS OF REFERENCE/PROVISION OF SERVICE

i)	The Parties hereby agree that the Retainer shall during the term of this Agreement render the Services to Azure in accordance with this Agreement.

ii)	The Retainer shall be responsible for managing & leading Construction, Project delivery, Land acquisition, operational SCM, Safety, Security & Administration, Quality, D&E domain of Azure and provide his expertise and services as per the requirement of Azure.

(iii)	The Retainership/engagement under this Agreement shall be on exclusive basis and the Retainer shall not provide his services to any third party during the term of this Agreement.

(iv)	The Executive shall not during the Appointment and warrants to the Company that as at the date of this agreement he is not (save as a representative of the Company or with the prior written approval of the Chairman of the Board) in respect of the companies/entities listed in Azure whether directly or indirectly, paid or unpaid, engaged or concerned in the conduct of, or become an employee, agent, partner, Retainer or director of or assist or have any financial interest in any other actual or prospective business, organisation, entity, company, occupation or profession whatsoever without prior permission from the Board, such permission not to be unreasonably withheld or delayed. The Executive may not hold any office as a director or chairman of another company without the prior written consent of the Chairman of the Board.

ARTICLE 3: TERM OF THIS AGREEMENT

a)	This Agreement shall be effective from November 21, 2022 to November 20, 2024 and shall be effective for a minimum period of Two years therefrom (“Lock in Period”), extendable by mutual consent for a mutually agreed further period, “Term”.

b)	The Term of the Agreement, if extended, shall be on terms and conditions as agreed between the Parties.

c)	The Parties agree that this an Exclusive Contract and therefore during the Term of this Agreement, the Retainer shall work exclusively for Azure.

d)	On the successful completion of the Term, Parties will determine next steps vis-à-vis continuation of services and capacity of the same, wherein, Azure may its sole discretion make the offer of employment to the Retainer.

ARTICLE 4: COMPENSATION AND OTHER CONDITIONS OF RETAINERSHIP

(i)	Azure hereby agrees to pay to the Retainer a compensation for the Services rendered by the Retainer on a monthly basis, as stated herein below:

a)	The Retainer will be paid retainership fees of Rs. 1,60,00,000/- per annum, (Rs. One Crore Sixty Lacs Only) termed as “Retainership Fee” during the Term. Income Tax on the said fee shall be borne by the Retainer. GST and any other leviable taxes shall be extra and applicable at actuals from time to time, which shall be paid by Azure.

The Retainer shall raise invoice for Retainership Fee on a monthly basis and submit to CHRO by 25th of every month and the same shall be paid to the Retainer by 1st of the immediately succeeding month.

The Retainership Fee will be reviewed annually and revision in Retainership Fee will be discussed based on performance of the Retainer. Any revision in Retainer Fee shall be mutually agreed between the parties thereafter.

b)	In addition to the above stated retainership fees, you will be entitled to a Variable Performance Pay of 20% of the fixed retainership fees up to a maximum of Rs. 32,00,000/- per annum, (Rs. Thirty Two Lacs Only on achievement of mutually agreed KRAs. This is payable as per the terms governing the Variable Performance Pay Program of the company. GST and any other leviable taxes shall be extra and applicable at actuals from time to time, which shall be paid by Azure. Payment of Variable Performance Pay (VPP) is discretionary. Earning of VPP is linked to performance management process dependent upon your individual performance and your continued commitment towards the achievement of organisational goals as well as the performance of your department and the company. If the company announces disbursal of VPP to the eligible executives for a particular financial year after assessment of the performance of the individual employees, departments and the company during that period, then as per your eligibility determined on the aforesaid parameters, VPP shall be paid to you only if you are on the full-time active employment of the company as on the date of disbursement and have not taken steps for cessation of the employment.

c)	In addition to the above stated remuneration, you will be entitled to an additional Variable Performance Pay of 10% of the fixed retainership fees up to a maximum of Rs. 16,00,000/- per annum, (Rs. Sixteen Lacs Only) in case 80% of KRAs are over-achieved. This is payable as per the terms governing the Variable Performance Pay Program of the company. GST and any other leviable taxes shall be extra and applicable at actuals from time to time, which shall be paid by Azure.

d)	In addition, you will be entitled for mobile phone expenses coverage as per company policy. You will be entitled for the assets as per company policy.

e)	In addition, you will be covered under the Family Mediclaim and Personal Accident Insurance Policies. Premium of these policies will be paid by the Company.

Policy	Coverage Limit
Family Mediclaim (For Employee, Spouse and up two dependent Children)	Composite Coverage up to Rs. 10 lacs per annum.
Personal Accident Insurance (For Employee only)	Up to Rs. 2 Cr.

e)	All valid travel or stay expenses will be in addition to the Retainership Fees and shall be reimbursed on presentation of actual receipts in accordance with the Company’s Policies other than agreed monthly retainership fees. Reimbursement for travel/mobile / shall be paid to the Retainer on production of valid bills and on actual expenses incurred in relation to the business of the company.

DA/TA for domestic is as below:

Band	Level	Outstation Travel (max. entitlement*)
SM1	CEO/ COO / CFO / EVP	Business Class Air / 1st AC Train

Band	Level	Hotel (A grade city)	Hotel (B grade city)	Hotel (C grade city)	Food allowance*	Incidental allowance**
SM1	CEO/ COO/ CFO, EVP Sr. VP /VP	At actuals	At actuals	At actuals	At actuals	At actuals

All the rates mentioned above are excluding GST & other applicable taxes as per law

(Business Travel / stay etc. shall be facilitated by Azure).

f)	The Retainership Fee shall be subject to deduction of TDS.

g)	The Retainer will raise his monthly invoice during term of this agreement TDS certificate will be issued by the end of relevant financial year.

h)	Retainer shall be entitled for any out of pocket expenses once duly authorized by the CEO / CHRO, Azure Power. All valid out of pocket expenses will be in addition to the Retainership Fees and shall be reimbursed on presentation of actual receipts in accordance with the Company’s policies. Any Taxes if applicable on such expenses shall be borne by Azure.

i)	Retainer will be expected to be available for company’s working on all working days of the company. Availability for company assigned work shall include attending to company work whether inside the office or outside the office.

j)	Retainer will be entitled for the following annual leaves:
a.	Casual Leaves – 12
b.	Sick Leaves – 10
c.	Holidays – 11
d.	> Earned Leave: 15 days

k)	The rules and regulations of time and attendance management will be applicable to the Retainer as per discretion of HR Operations.

l)	There shall be no overtime compensation and this Retainership Fee is full and final for the Services to be rendered by the Retainer.

f)	The Retainer shall strictly adhere to Azure’s travel expense policy, which demands cost-conscious behavior. Also, for all authorised travel and lodging/boarding, Azure shall make all arrangements on prior written intimation. In case of emergency, a prior authorization must be taken before incurring cost on any out of pocket expenses.

(ii)	The Retainer will coordinate and liaison with the Azure Power team during the term.

(iii)	The Retainer shall not make any commitment /representation/agreement to any third party on behalf of Azure unless he is duly authorized in writing the representation of by Azure to do the same. DOA ( Delegation of Authority shall be defined as per Azure )

(iv)	The Retainer shall employ all his skill and expertise always to the best interest of Azure. The Retainer shall always be bound to act with reasonable diligence and shall not cause any harm to Azure or its personnel due to his negligence, mis-behavior, want of skill, defaults, mistakes or misconduct.

(v)	The Retainer shall be responsible for any act, error, omission or misconduct done by his during the course of acting as a Retainer for Azure.

(vi)	This agreement is subject to verification of all documents, successful reference checks and background verification. The agreement will be terminated in case there is a reported discrepancy or error. Please note that terms and details of this agreement are strictly confidential and are not to be discussed with other members of the company.

ARTICLE 5: CONFIDENTIALITY

a)	The Retainer agrees for himself that he shall not disclose any kind of information received/known by the Retainer in connection with Azure or concerning Azure, to any third party or any personnel of Azure, without the express written consent of Azure or without due authorization of Azure. (“Confidential Information”). Azure shall mark/ qualify such information as Confidential in its correspondence to Retainer.

b)	The Retainer agrees that he shall not make, has made, replicate, reproduce, use, sell, incorporate or otherwise exploit; for his own or third party’s benefit or for any other purpose, any of the Confidential Information in any manner.

c)	Notwithstanding the foregoing, the Retainer shall not be prevented from disclosing the Confidential Information: (a) as required by law; (b) that is already in the public domain; or (c), which has prior and express written consent of Azure.

d)	The Retainer acknowledges that any and all the Confidential Information that may be disclosed to or discovered by or known to him by Azure is the valuable property of Azure and is of a highly proprietary and confidential nature. The Retainer further acknowledges that any unauthorized disclosure, distribution, dissemination and/or release, other than to persons who are necessarily required to know such information as per Business requirements of the Company, or any misuse of the Confidential Information by the Retainer, will cause severe, immediate and irreparable damage to Azure. In the event Azure has reasons to believe misuse or unauthorized disclosure of Confidential Information, then Azure shall be entitled to seek immediate injunctive relief along with other appropriate legal action along with immediate termination of this Agreement. Retainer shall indemnify Azure for all the losses and damages it suffers due to such breach by the Retainer as may be determined by the competent authority/court.

e)	The confidentiality obligations of the Parties hereunder shall survive the termination of this Agreement and shall continue for a period of three years from the date of termination of the Agreement.

ARTICLE 6: NON- COMPETITION

The Retainer agrees as follows:

a)	During the Term of this Agreement, the Retainer shall provide services exclusively to Azure and shall not enter into any agreement, understanding or otherwise to render his services to any third party.

b)	The Retainer shall not undertake any activity, whether pursuant to an agreement or otherwise, which shall compete or adversely affect the interest of Azure directly or indirectly, during the Term of this Agreement.

ARTICLE 7: INDEMNIFICATION

Each Party agrees to indemnify the other from and against any claims, litigation, losses, damages, liabilities or expenses (including attorney’s fees) arising due to any action taken or failure to act on its part or any error of a Party, which is either outside the scope of its authority under this Agreement or in violation of the terms of this Agreement or applicable law or regulation.

ARTICLE 8: REPRESENTATION AND WARRANTIES

a)	Each Party represents and warrants as of the date hereof that:

(i)	This Agreement is a legal and binding obligation of each Party enforceable against the other party in accordance with its terms;

(ii)	The execution, delivery and performance of this Agreement by him; (i) have been authorized by all necessary corporate action, and (ii) do not have and will not (A) violate any applicable law, (B) violate its organizational documents, (C) contravene any provision of, or constitute a default under, any other Agreement or instrument to which it/he is a Party or by which it/his property or assets may be bound.

b)	The Retainer represents that during the Term he will not work for any other company or organization. In the event Retainer does so this Agreement will be terminated and Azure will not be required to pay Fee for balance Term.

ARTICLE 9: ENTIRE AGREEMENT

a)	This Agreement supersedes all previous representations and understanding, oral or written, between the Parties with respect to the subject matter thereof and the Agreements and documents contemplated hereby and contain the entire understanding of the Parties as to the terms and conditions of their relationship.

b)	Terms included herein may not be contradicted by evidence of any prior oral or written agreement or evidence of contemporaneous oral or written agreement.

c)	No changes, alterations or modifications hereto shall be effective unless in writing and signed by authorised representative of both Parties.

d)	Headings of Articles in this are for convenience only and do not substantively affect the terms of this Agreement.

ARTICLE 10: IMPLEMENTATION AND OBSERVATION OF THIS AGREEMENT

a)	Each Party undertakes to carry out this Agreement in good faith and to respect the spirit as well as the letter of its provision.

b)	The Parties agree to enter into and execute any and all such further Agreement/Agreements, documents and the like as may be necessary to carry out the object of this Agreement.

c)	The Retainer shall be bound by and comply with the terms and conditions/policies/by-laws/employments rules/ and all or any rules/regulation of Azure which is applicable to its employees or third parties and are communicated in writing to the Retainer. Any breach of the same shall be a serious misconduct on Retainer’s part which may lead to termination of the retainer’s services.

d)	The Retainer shall not take out of the premises of the Company, without due authorization, any property of the Company.

e)	The Retainer shall attend and take part in all its policy meetings/trainings as required by Azure.

f)	The Retainer shall cooperate with and give all possible assistance to each employee or officer/personnel of Azure or any third party dealing with Azure during the Term of the Agreement.

g)	Towards discharging the Services, the Retainer shall be available as and when required by the Company.

h)	In case the Retainer is required to undertake travel, whether locally or out of his location, in connection with this engagement the Retainer will be governed by the travel policy and other policies of the Company.

i)	He shall not act contrary to any matter entrusted to him for any other party concerned or connected with such matter.

j)	The Retainer shall be bound by the holidays or off- working days in accordance with Company’s policies.

k)	Disclosure-Retainer is required to disclose any outside activities or interests that conflict or may conflict with the best interests of Azure. Prompt disclosure is required under this paragraph if the activity or interest is related, directly or indirectly, to other consulting relationships that may conflict with this Agreement.

l)	Assignment-Retainer’s obligations under this Agreement will not be assigned or transferred to any other person, firm, or corporation without the prior written consent of Azure.

m)	All works done by or invented by or created by or performed by the Retainer during the term of the Agreement shall be the sole property of Azure including any or all intellectual properties thereunder and there shall be no claim by the Retainer on the same. In the event any intellectual property is required to be registered with authorities, the Retainer shall provide all required assistance in the same.

ARTICLE 11: COMPLIANCE WITH LAWS

a)	Retainer agrees that the Retainer shall comply with all applicable laws while performing its obligations under this agreement. In particular, Retainer agree to comply with all the requirements of (i) the Foreign Corrupt Practices Act of the United States (“FCPA”), (ii) any law implementing the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (“OECD Convention”), and (iii) any local laws prohibiting bribery, kickbacks or other unlawful or improper means of obtaining business or commercial advantages, including the Republic of India Prevention of Corruption Act, 1988 (“Local Anti-Bribery Laws”). Retainer agrees to comply with such laws regardless of their jurisdictional limitations, in so far as its dealings with or on Azure’s behalf or its affiliates (hereinafter referred to as the ‘Company’) are concerned, or while performing Retainer’s obligations under this Agreement.

b)	In this regard, Retainer further agrees and warrants that the Retainer will not directly or indirectly offer, give, or authorize the giving of money or anything else of value to any person (whether a government official, private party, or political entity) (i) to obtain an improper advantage for the Company or for Retainer (ii) to secure the improper performance of that person’s function or misuse of that person’s position.

c)	Retainer acknowledges that in entering into this Agreement, the Company has relied upon Retainer’s representation and warranty to strictly comply with the laws referenced above, and further agree that if Retainer violates any such law in the course of performing the activities enumerated in this agreement or in so far as its dealings with or on behalf of the Company or its affiliates are concerned, the Company may immediately, upon notice to Retainer, terminate this Agreement.

d)	Retainer will promptly notify the Company if Retainer becomes aware of information that suggests that Retainer have failed to comply with the terms set out in this section.

e)	Retainer will, if requested, provide reasonable assistance to the Company in performing any activity related to the Agreement that is required by any intergovernmental organization, any government, or any agency thereof in any relevant jurisdiction for the purpose of compliance with the laws referenced in this section or to satisfy the Company’s contractual obligations related to anti-corruption. This shall include providing reasonable access to financial records for the purpose of auditing, examining and making copies or extracts of those records. Costs of any audits conducted under the authority of this right to audit and not addressed elsewhere will be borne by the Company.

f)	Retainer appreciates that the Azure group is listed in United States of America and as per applicable laws, Azure expects you not to share the financial projections with third parties except as required for the performance of the Proposed Transaction as enumerated in the Agreement excluding the other Governmental Departments/ Government Regulatory Bodies, who may seek such financial projections for their official use. Azure requests the retainer to strictly ensure the above while processing the above financial projection or any other related information.

g)	Moreover, Azure would like to sensitize the retainer that the Confidential Information may include material non-public information and that the India and United States securities laws prohibit any person who has material non-public information about a company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person may purchase or sell such securities.

ARTICLE 12: GOVERNING LAW AND JURISDICTION

(i)	This Agreement shall be interpreted in accordance with and governed by the laws of India.

(ii)	The Courts of New Delhi shall have exclusive jurisdiction on any matter arising out of this Agreement.

ARTICLE 13: SEVERABILITY

In the event that any of the provisions or portions of this Agreement are held to be unenforceable or invalid by any duly constituted Arbitral panel or Court of competent jurisdiction, the Parties shall negotiate an equitable adjustment in the provisions of this Agreement with a view towards effecting the purpose of this Agreement, and the validity and enforceability of the remaining provision or portions shall not be affected thereby.

ARTICLE 14: NOTICE

a)	Any notice required or permitted to be given hereunder shall be in writing and may be given by personal service, or by registered mail, e-mail or by courier or by facsimile if confirmed on the same day in writing by registered airmail, with postage fully prepaid to the following addresses:

To AZURE

Address: 5th Floor, Southern Park, D-II, Saket, New
Delhi – 17

Attention: Shweta Srivastava
Title: CHRO, HR
Telephone: 011-49409800

To Retainer

Address: D 103, Rail Vihar, Sector 15, Part 2, Gurugram - 122001

Attention: Mr. R Narasimhan Iyer

Phone no.: +91-9958531163

ARTICLE 15: NON-WAIVER OR OTHER REMEDIES

a)	Subject to the following sub-paragraph, no waiver by either Party of any right, power or remedy under this Agreement shall operate as a waiver of any subsequent or further exercise thereof,

b)	Any waiver of a Party’s right, powers or remedies under this Agreement, must be in writing, dated and signed by an authorised representative of the Party, granting such waiver, and must specify these rights and to the extent these rights are being waived.

ARTICLE 16: SURVIVAL

No person, other than a Party, shall have any legal or equitable right, remedy or claim under or in respect of this Agreement. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

ARTICLE 17: TERMINATION

a)	Azure will have a right to terminate this Agreement for any reason whatsoever, on 180 days or retainership fee for 180 days on a pro rata basis in lieu of it with a written notice issued to the retainer.

b)	The Retainer will have a right to terminate this Agreement for any reason whatsoever, on 180 days days or upon payment of retainership fee for 180 days on a pro rata basis in lieu of it to Azure with a written notice issued to the Azure

c)	Both the parties can seek a reasonable waiver from the other which if granted in whatever reasonable terms shall be applicable.

ARTICLE 18: EXECUTION IN COUNTERPARTS

This Agreement may be executed in any nos. of counterparts, each of which shall be deemed to be an original as against any part whose signature appears thereon, and all of such shall together constitute one and the same Agreement.

IN WITNESS WHEREOF, THE PARTIES HAVE CAUSED THIS AGREEMENT TO BE EXECUTED THE DAY AND YEAR FIRST WRITTEN ABOVE

For and on behalf of	By and on behalf of the Retainer
Azure Power Fifty Two Pvt. Ltd.

Name: Shweta Srivastava	Name: R Narasimhan Iyer
Designation: CHRO, Human Resources